Sub-Item 77C

             ADVANTAGE FUNDS, INC.

            -Dreyfus Structured Midcap Fund

                        MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus Structured Midcap Fund (the “Fund”) was held on November 17, 2010. Out of a total of 6,098,318.662 shares entitled to vote at the meeting, a total of 3,416,427.536 were represented at the meeting, in person or by proxy. The proposal and breakdown of the vote were as follows:

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Fund to Dreyfus Active MidCap Fund (the "Acquiring Fund"), in exchange for Class A, Class B, Class C and Class I shares of the Acquiring Fund having an aggregate net asset value equal to the value of the Fund's net assets and the assumption by the Acquiring Fund of the Fund's stated liabilities (the "Reorganization").  Class A, Class B, Class C and Class I shares of the Acquiring Fund received by the Fund in the Reorganization will be distributed by the Fund to its Class A, Class B, Class C and Class I shareholders, respectively, in liquidation of the Fund, after which the Fund will cease operations and will be terminated as a series of Advantage Funds, Inc.

            Shares
Affirmative                             Against                         Abstain
1,916,802.196                         28,773.641                  1,470,851.699